SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vivus, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

928551100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 928551100	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON SuttonBrook Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SuttonBrook Capital Portfolio L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,101,892 shares of Common Stock Options to purchase 1,107,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,101,892 shares of Common Stock Options to purchase 1,107,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,892 shares of Common Stock Options to purchase 1,107,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SuttonBrook Eureka Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,288,208 shares of Common Stock Options to purchase 643,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,288,208 shares of Common Stock Options to purchase 643,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,208 shares of Common Stock Options to purchase 643,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON John London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,100 shares of Common Stock Options to purchase 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	13G/A	Page 6 of 10 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on March 09, 2011 (as amended, the "Schedule 13G") with respect to shares of Common Stock, $0.001, par value (the "Common Stock") of the Company.  Capitalized terms not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1a).	NAME OF ISSUER

The name of the issuer is Vivus, Inc. (the "Company").

Item 1b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1172 Castro Street, Mountain View, California 94040.

Item 2a).	NAME OF PERSON FILING

This statement is filed by:

(i)	SuttonBrook Capital Portfolio L.P., a Cayman Islands limited partnership (the "Master Fund"), with respect to the shares of Common Stock directly held by it;

(ii)	SuttonBrook Eureka Fund LP, a Delaware limited partnership (the "Eureka Fund"), with respect to the shares of Common Stock directly held by it;

(iii)
SuttonBrook Capital Management LP, a Delaware limited partnership (the "Investment Manager"), as investment manager to the Master Fund and the Eureka Fund, with respect to the shares of Common Stock directly held by the Master Fund and the Eureka Fund; and

(iv)	John London ("Mr. London"), as managing member of the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Master Fund and the Eureka Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  In addition, SuttonBrook Capital Associates LP, a Delaware limited partnership, SuttonBrook Capital Associates LLC, a Delaware limited liability company, SuttonBrook Eureka Fund GP LLC, a Delaware limited liability company, SuttonBrook Holdings LLC, a Delaware limited liability company, and SuttonBrook Capital Associates Cayman, Ltd., a Cayman Islands exempted company, may be deemed to directly or indirectly control the Master Fund, the Eureka Fund or the Investment Manager and therefore, may be deemed to beneficially own the shares of Common Stock directly held by the Master Fund and the Eureka Fund.

Item 2b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.

CUSIP No. 928551100	13G/A	Page 7 of 10 Pages

Item 2c).	CITIZENSHIP

The Master Fund is a limited partnership organized under the laws of the Cayman Islands.  The Investment Manager and the Eureka Fund are limited partnerships organized under the laws of the State of Delaware.  Mr. London is a citizen of the United States.

Item 2d).	TITLE OF CLASS OF SECURITIES

Common Stock

Item 2e).	CUSIP NUMBER

928551100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 928551100	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP

The percentages used herein and in the rest of Item 4 are calculated based upon 88,882,105 shares of Common Stock outstanding as of October 27, 2011 as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2011, filed on November 8, 2011.

A.	SuttonBrook Capital Management LP
	(a)	Amount beneficially owned: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock
	(b)	Percent of class: 5.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock

B.	SuttonBrook Capital Portfolio L.P.
	(a)	Amount beneficially owned: 2,101,892 shares of Common Stock and options to purchase 1,107,000 shares of Common Stock
	(b)	Percent of class: 3.6%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,101,892 shares of Common Stock and options to purchase 1,107,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,101,892 shares of Common Stock and options to purchase 1,107,000 shares of Common Stock

C.	SuttonBrook Eureka Fund LP
	(a)	Amount beneficially owned: 1,288,208 shares of Common Stock and options to purchase 643,000 shares of Common Stock
	(b)	Percent of class: 2.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,288,208 shares of Common Stock and options to purchase 643,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,288,208 shares of Common Stock and options to purchase 643,000 shares of Common Stock

CUSIP No. 928551100	13G/A	Page 9 of 10 Pages

D.	John London
	(a)	Amount beneficially owned: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock
	(b)	Percent of class: 5.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 3,390,100 shares of Common Stock and options to purchase 1,750,000 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 928551100	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

SUTTONBROOK CAPITAL MANAGEMENT LP

By:	SuttonBrook Holdings LLC, as General Partner

By:	/s/ John London
Name: John London
Title: Managing Member

SUTTONBROOK CAPITAL PORTFOLIO L.P.

By:	SuttonBrook Capital Associates Cayman Ltd., as General Partner

By:	/s/ John London
Name: John London
Title: Director

SUTTONBROOK EUREKA FUND LP

By:	SuttonBrook Eureka Fund GP LLC, as General Partner

By:	/s/ John London
Name: John London
Title: Authorized Person

/s/ John London
John London